Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 14, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited condensed interim consolidated financial results for the Company for the second quarter ending June 30, 2012.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 14, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	August 14, 2012
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed interim consolidated financial results for the Company for the second quarter ending June 30, 2012. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2012 SECOND QUARTER HIGHLIGHTS

  Silver produced increased by 8% to 1,917,248 ounces compared to 1,780,379 ounces in Q2 2011
  Increased silver equivalent production by 14% to 2,102,222 ounces compared to Q2 2011
  Revenue of $54.8 million, a 19% decrease from Q2 2011 while average silver prices fell by 27%
  Mine Operating Earnings totaling $31.1 million
  Cash Flow per Share (non-GAAP) of $0.29, a decrease of 35% from Q2 2011
  Basic Earnings per Share amounted to $0.14, representing a 51% decrease from Q2 2011
  Adjusted Earnings per Share (non-GAAP) amounted to $0.19 after removing legal fees for the First Silver trial, the acquisition costs for the Silvermex Resources Inc. and losses from silver futures and marketable securities
  Total Production Cost per Tonne decreased to $26.97, a 10% reduction compared to Q2 2011
  Total Cash Cost was $8.83 per ounce, up only 6% compared to Q2 2011
  Cash and Cash Equivalents at June 30, 2012 totalled $70.9 million and Working Capital of $94.6 million
  In addition to cash, First Majestic was carrying 574,000 PSLV (Sprott Physical Silver Trust) units at quarter end with an approximate market value of $6.65 million and 100 Silver Futures contracts representing 500,000 ounces of silver valued at $1.7 million including the unrealized gain and the margin requirement. The Company is currently holding 150 contracts representing 750,000 ounces of silver at an average cost basis of $27.277.

2012 SECOND QUARTER HIGHLIGHTS TABLE

	Second Quarter 2012	Second Quarter 2011	Change
Operating
Silver Equivalent Ounces Produced	2,102,222	1,843,830	14%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,917,248	1,780,379	8%
Payable Silver Ounces Produced(1)	1,888,132	1,761,697	7%
Total Cash Costs per Ounce(2)	$8.83	$8.32	6%
Total Production Cost per Tonne(2)	$26.97	$30.03	-10%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$28.69	$39.08	-27%
Financial
Revenues ($ millions)	$54.8	$68.0	-19%
Mine Operating Earnings ($ millions)	$31.1	$46.8	-34%
Net Earnings After Taxes ($ millions)	$15.3	$30.6	-50%
Operating Cash Flows Generated
Before Movements in Working Capital ($ millions)	$30.6	$46.4	-34%
Cash and Cash Equivalents at June 30 ($ millions)	$70.9	$105.0	-32%
Working Capital at June 30 ($ millions)	$94.6	$100.9	-6%
Shareholders
Earnings Per Share - Basic	$0.14	$0.30	-51%
Cash Flow Per Share(2)	$0.29	$0.45	-35%
Weighted Average Shares Outstanding for the Periods Ended June 30	105,798,950	103,396,753	2%
Common Shares Outstanding after the acquisition of Silvermex	115,340,851

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Keith Neumeyer, President and CEO of First Majestic, states, “As usual, First Majestic is working on multiple fronts to improve the business. During this past quarter, we successfully added a third ball mill at the La Encantada mill allowing for mine ore production to reach 1,800 tpd, which as expected, is resulting in improved recoveries. At La Parrilla, the new processing mill reached name plate capacity in the quarter averaging 2,040 tpd and continues to operate as expected. Furthermore, La Parrilla has been deemed as the Company’s blueprint model for all future personnel training programs and activities. At Del Toro, mill construction and underground development to access the third ore body at San Juan remains a key focus ahead of initial production scheduled in the fourth quarter. And lastly, the addition of the La Guitarra Silver Mine to our portfolio brings another area of focus. In addition to immediate production, this very large and exciting land package will keep us busy for many years to come.”

FINANCIAL HIGHLIGHTS

  Increased silver equivalent production by 14% compared to the second quarter of 2011, though average silver prices fell 27%, the Company managed to limit the reduction of revenues by 19% compared to the second quarter of 2011.
  Adjusted EPS (a non-GAAP measure) for the three months ended June 30, 2012 was $0.19, after removing $0.8 million in acquisition costs for Silvermex, $1.1 million in legal fees for the First Silver trial and $3.6 million in losses from investment in silver futures and marketable securities.
  Cash flows from operations before movements in non-cash working capital and income taxes in the second quarter of 2012 decreased by 34% to $30.6 million ($0.29 per share) compared to $46.4 million ($0.45 per share) in the second quarter of 2011.
  Continued to focus on cost control in a lower silver price market. Production costs per tonne decreased 10% to $26.97 per tonne compared to $30.03 per tonne in the second quarter of 2011,

  reflecting efficiencies from economies of scale as a result of 28% increase in tonnes of ore milled during the second quarter of 2012.
  Subsequent to quarter end, on July 3, 2012, the Company completed the acquisition of Silvermex Resources Inc. (“Silvermex”), whereby First Majestic acquired all of the issued and outstanding common shares of Silvermex. Total consideration for the transaction was valued at approximately $137.0 million at the time of completion. Silvermex’s La Guitarra Silver Mine, located in the State of Mexico, has now become First Majestic’s fourth operating mine and is expected to contribute between 320,000 to 340,000 ounces of silver and approximately 70,000 ounces of silver equivalent from gold to the Company’s consolidated production in the second half of 2012.
  Cash cost per ounce (a non-GAAP measure) for the second quarter of 2012 was $8.83, an increase of 6% compared to $8.32 in the second quarter of 2011. Cash cost per ounce was slightly higher primarily due to a decrease in consolidated head grades to 166 g/t Ag compared to 208 g/t Ag in the second quarter of 2011.
  Generated revenues of $54.8 million for the quarter ended June 30, 2012, a decrease of $13.3 million or 19% compared to $68.0 million in the second quarter of 2011, due to a decrease of 27% in average realized silver prices.
  Recognized mine operating earnings of $31.1 million compared to $46.8 million in the second quarter of 2011, a decrease of $15.7 million or 34%, due to lower revenues and higher depreciation, depletion and amortization expense.

IN SUMMARY

First Majestic has experienced another solid financial quarter primarily due to an increase in total production to 2,102,222 silver equivalent ounces, an increase of 14% compared to 1,843,830 silver equivalent ounces produced in the second quarter of 2011. Silver production remained strong during the second quarter with 1,917,248 ounces of silver being produced, representing an increase of 8% compared to 1,780,379 ounces of silver produced in the second quarter of 2011.

Total ore processed in the quarter reached 615,799 tonnes, an increase of 28% compared to the second quarter of 2011. The increase in milled ore is a direct result of the successful plant expansion at La Parrilla which processed a total of 169,786 tonnes in the second quarter compared to 77,363 tonnes in same quarter of 2011. The average silver grade at La Parrilla decreased to 166 g/t in the quarter due to a larger portion of oxide ore being processed from the Quebradillas open pit compared to previous quarters. The Quebradillas open pit is becoming much larger than originally anticipated.

The La Guitarra Silver Mine acquired in July consists of two underground operation centers and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year consisting of approximately 640,000 ounces of silver and 160,000 ounces of silver equivalent from gold. The Company plans to maintain production levels at 350 tpd for the remainder of 2012. A development program is being defined to prepare the mine for a first ramp up stage in which, by the first quarter of 2013, throughput is planned to reach 500 tpd through the flotation circuit. Since the completion of the acquisition, the concentrates being produced at La Guitarra are being shipped to the La Parrilla mill for further leaching in the cyanidation process, where the La Parrilla processing plant is converting this production into doré bars to reduce smelting and refining costs and to improve La Guitarra’s economics.

Construction of the new milling facility at Del Toro is well underway and currently on schedule. After the completion of the platform construction at the mill site, foundations were poured at the crushing, flotation and thickener areas in the second quarter. In addition, mechanical installation also began at the crushing, flotation and thickener areas. The Company has plans to invest an estimated $58.5 million in construction of the phase one flotation circuit, equipment and underground development of which $23.8 million has been spent during the first half of 2012. Furthermore, an update to the NI 43-101 Technical Report will soon be released to take account for improved metallurgical results and additional drilling and development activity at Del Toro in preparation for production.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.